Exhibit 99.1

25 May, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 24 May, 2012 it purchased for cancellation 30,000 Ordinary Shares, at an average price of $21.4428.

Following the cancellation of these shares, the Company will have 60,001,340 Ordinary Shares in issue.